SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number:  1-31690

TRANSCANADA CORPORATION

(Translation of Registrant’s Name into English)

450 — 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 3.1 and 3.1.1 to this report, furnished on Form 6-K, are furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA CORPORATION

Date: March 1, 2013

	By:	/s/Christine Johnston
Name: Christine R. Johnston
Title: Vice-President and Corporate Secretary

EXHIBIT INDEX

3.1 Registrant’s Articles of Amendment dated February 27, 2013.

3.1.1  Registrant’s Certificate of Amendment dated February 27, 2013.